[redacted]

13025158

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
DIVISION OF TRADING & MARKETS

SECU ... SION

DD
5/30/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert W. Baird & Co Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Nick Zarcone**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Robert W. Baird & Co. Incorporated. ("the Company")**, as of **December 31, 2012 and 2011**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARY PUBLIC
MARGARET M. LYNN
STATE OF WISCONSIN

Signature
Managing Director
Title

Margaret M. Lynn
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Member's Capital.
- ☒ (e) Statement of Cash Flows.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Robert W. Baird & Co. Incorporated

Consolidated Financial Statements
As of and for the Years Ended December 31, 2012 and 2011
Together with Report of Independent Registered Public Accounting Firm

SEC File Number: 8-00497

GrantThornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
Robert W. Baird & Co., Incorporated

We have audited the accompanying consolidated financial statements of Robert W. Baird & Co., Incorporated (a Wisconsin corporation) and its consolidated private equity partnerships ("Baird Private Equity Partnerships") (collectively, the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of the Baird Private Equity Partnerships, which statements reflect total assets constituting 20% and 17%, respectively, of consolidated total assets as of December 31, 2012 and 2011, and total revenues constituting 6% and 8%, respectively, of consolidated total revenues for the years then ended, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the Baird Private Equity Partnerships, is based solely on the reports of the other auditors. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

GrantThornton

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Robert W. Baird & Co., Incorporated and its consolidated private equity partnerships as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Grant Thornton LLP

Chicago, Illinois
February 22, 2013

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2012 and 2011

(In Thousands)

Assets	2012	2011
Cash and Cash Equivalents	$ 53,114	$ 135,967
Cash Equivalent Segregated Under Federal Regulations	110,000	28,000
Cash Held by Baird Private Equity Partnerships	16,955	1,013
Securities Purchased Under Agreements to Resell	871,790	783,038
Deposits with Clearing Corporations	11,722	17,489
Receivables:		
Clients, Net	167,823	242,527
Brokers and Dealers	16,512	18,384
Deposits Paid on Securities Borrowed	22,451	47,989
Notes Receivable, Net	91,098	84,186
Other	92,985	78,126
	390,869	471,212
Securities Owned, at Fair Value	577,887	495,873
Securities Owned by Baird Private Equity Partnerships, at Fair Value	519,317	403,605
Furniture, Equipment, Leasehold Improvements and Capital Leases at Cost, Less Accumulated Depreciation and Amortization of $101,178 and $105,627, respectively	55,096	50,183
Goodwill	26,267	27,602
Intangible Assets, at Cost, Less Accumulated Amortization of $10,416 and $10,144, respectively	9,710	10,467
Net Deferred Tax Assets	8,331	5,980
Other Assets	46,659	43,655
Total Assets	$ 2,697,717	$ 2,474,084

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2012 and 2011

(In Thousands)

(Continued)

Liabilities and Stockholders' Equity	2012	2011
Liabilities:		
Money Borrowed:		
Bank Loans	$ -	$ 50,000
Book Credit Balances in Bank Accounts	42,586	37,350
	42,586	87,350
Securities Sold Under Agreements to Repurchase	979,409	903,465
Payables:		
Clients	152,096	113,049
Brokers and Dealers	17,214	7,035
Deposits Received on Securities Loaned	54,570	38,206
	223,880	158,290
Securities Sold, Not Yet Purchased, at Fair Value	20,146	35,929
Accounts Payable, Accrued Expenses and Other Liabilities	318,131	347,292
Subordinated Liabilities	296,830	293,369
Total Liabilities	1,880,982	1,825,695
Stockholders' Equity:		
Common Stock	26,502	26,414
Additional Paid-In Capital	112,387	114,019
Restricted Stock Units	-	1,817
Retained Earnings	156,071	106,003
Treasury Stock, at Cost	(1,486)	(4,984)
Accumulated Other Comprehensive Income	2,195	1,850
Total Robert W. Baird & Co. Incorporated Stockholders' Equity	295,669	245,119
Noncontrolling Interests in Baird Private Equity Partnerships	521,066	403,270
Total Stockholders' Equity	816,735	648,389
Total Liabilities and Stockholders' Equity	$ 2,697,717	$ 2,474,084

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Income and Comprehensive Income
For the Years Ended December 31, 2012 and 2011

(In Thousands)

	2012	2011
Revenues:		
Investment Advisory Fees	$ 296,355	$ 250,276
Commissions	173,204	170,653
Principal Transactions, Net	181,303	191,265
Investment Banking and Underwriting	197,189	193,347
Interest	36,362	24,476
Other, Net	58,531	84,676
Gross Revenues	942,944	914,693
Interest Expense	(2,240)	(1,402)
Net Revenues	940,704	913,291
Expenses:		
Associate Compensation and Benefits	621,959	600,477
Occupancy and Equipment	58,760	56,302
Floor Brokerage and Clearance	24,130	29,427
Communications	17,704	18,726
Professional Services	23,790	20,383
Travel	21,429	21,268
Sales Promotion	7,282	8,105
Other Operating Expenses	33,036	38,910
Long-term Financing	14,074	6,929
Total Expenses	822,164	800,527
Equity in Gain of Affiliate	3,281	4,987
Income Before Provision for Income Taxes	121,821	117,751
Provision for Income Taxes	30,066	22,954
Net Income	91,755	94,797
Less: Net Income Attributable to Noncontrolling Interests in Baird Private Equity Partnerships	41,687	54,521
Net Income Attributable to Robert W. Baird & Co. Incorporated	$ 50,068	$ 40,276
Other Comprehensive Income, Net of Tax:(1)		
Foreign Currency Translation Adjustment	345	(274)
Total Comprehensive Income	$ 50,413	$ 40,002

(1) The components of Other Comprehensive Income, Net of Tax, are attributable to Robert W. Baird & Co., none of the components of other comprehensive income are attributable to noncontrolling interests.

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2012 and 2011
(In Thousands)

	Comprehensive Income	Common Stock	Additional Paid-In Capital	Restricted Stock Units	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Income	Noncontrolling Interests in Baird Private Equity Partnerships	Total
Balance, December 31, 2010		$ 26,374	$115,450	$ 2,072	$ 265,899	$ (3,418)	$ 2,124	$ 356,004	$ 764,505
Sales of Common Stock		9	310	-	-	-	-	-	319
Exercise of Options		31	(1,682)	-	-	4,054	-	-	2,403
Conversion of Restricted Stock Units		-	(872)	(255)	-	1,127	-	-	-
Purchases of Treasury Stock		-	-	-	-	(12,727)	-	-	(12,727)
Sales of Treasury Stock		-	84	-	-	5,980	-	-	6,064
Tax Effect of RSU Conversions and Exercise of Options		-	729	-	-	-	-	-	729
Effect of Purchase of Baird Private Equity Partnership Interests, Net		-	-	-	-	-	-	(7,255)	(7,255)
Dividends Declared ($7.50 per share)		-	-	-	(200,172)	-	-	-	(200,172)
Net Income	$ 40,276	-	-	-	40,276	-	-	54,521	94,797
Foreign Currency Translation Adjustment	(274)	-	-	-	-	-	(274)	-	(274)
Total Comprehensive Income	$ 40,002								
Balance, December 31, 2011		$ 26,414	$114,019	$ 1,817	$ 106,003	$ (4,984)	$ 1,850	$ 403,270	$ 648,389
Sales of Common Stock		15	428	-	-	-	-	-	443
Exercise of Options		31	(2,140)	-	-	5,047	-	-	2,938
Conversion of Restricted Stock Units		42	(562)	(586)	-	1,106	-	-	-
Exchange of Restricted Stock Units		-	-	(1,231)	-	-	-	-	(1,231)
Purchases of Treasury Stock		-	-	-	-	(8,993)	-	-	(8,993)
Sales of Treasury Stock		-	-	-	-	6,338	-	-	6,338
Tax Effect of RSU Conversions and Exercise of Options		-	642	-	-	-	-	-	642
Effect of Sale of Baird Private Equity Partnership Interests, Net		-	-	-	-	-	-	76,109	76,109
Net Income	$ 50,068	-	-	-	50,068	-	-	41,687	91,755
Foreign Currency Translation Adjustment	345	-	-	-	-	-	345	-	345
Total Comprehensive Income	$ 50,413								
Balance, December 31, 2012		$ 26,502	$112,387	$ -	$ 156,071	$ (1,486)	$ 2,195	$ 521,066	$ 816,735

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

(In Thousands)

	2012	2011
Cash Flows from Operating Activities:		
Net Income	$ 91,755	$ 94,797
Adjustments to Reconcile Net Income to Net Cash (Used for) Provided by Operating Activities -		
Depreciation and Amortization	14,774	13,912
Note Amortization	19,058	16,294
Deferred Income Taxes	(2,351)	(2,033)
Loss on Disposal of Fixed Assets	276	44
Gain on Investments	(1,304)	(1,956)
Gain on Investments - Baird Private Equity Partnerships	(8,712)	(71,965)
Unrealized (Gain) Loss on Investments Attributable to Baird Private Equity Partnerships	(34,575)	779
(Increase) Decrease in Operating Assets -		
Cash Equivalent Segregated Under Federal Regulations	(82,000)	(28,000)
Cash Held by Baird Private Equity Partnerships	(15,942)	(446)
Securities Purchased Under Agreements to Resell	(88,752)	80,096
Deposits with Clearing Corporations	5,767	(2,978)
Receivables:		
Clients, Net	74,704	(6,083)
Brokers and Dealers	1,872	26,649
Deposits Paid on Securities Borrowed	25,538	7,389
Notes Receivable, Net	(25,970)	(26,667)
Other	(14,858)	35,634
Securities Owned, Net	(82,336)	43,848
Other Assets	5,082	5,352
Increase (Decrease) in Operating Liabilities -		
Securities Sold Under Agreements to Repurchase	75,944	(157,095)
Payables:		
Clients	39,047	5,146
Brokers and Dealers	10,179	(9,905)
Deposits Received on Securities Loaned	16,364	16,686
Securities Sold, Not Yet Purchased	(15,783)	(15,269)
Accounts Payable, Accrued Expenses and Other Liabilities	(29,161)	7,727
Net Cash (Used for) Provided by Operating Activities	(21,384)	31,956

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

(In Thousands)

(Continued)

	2012	2011
Cash Flows from Investing Activities:		
Purchases of Investments	$ (2,075)	$ (59)
Purchases of Investments Attributable to Baird Private Equity Partnerships	(92,486)	(120,699)
Sales of Investments	32	143
Sales of Investments Attributable to Baird Private Equity Partnerships	15,044	128,358
Repatriation of Cash from UK Subsidiary	-	3,064
Purchases of Fixed Assets	(18,158)	(17,384)
Net Cash Used for Investing Activities	(97,643)	(6,577)
Cash Flows from Financing Activities:		
Proceeds from Bank Loans	-	50,000
Payments for Bank Loans	(50,000)	-
Change in Book Credit Balances in Bank Accounts, Net	5,236	1,607
Changes in Subordinated Liabilities, Net	3,461	39,294
Proceeds from Issuance of Stock	10,361	9,515
Payments to Repurchase Stock	(8,993)	(12,727)
Dividends Paid	-	(200,172)
Contributions to Baird Private Equity Partnerships	94,693	120,435
Distributions from Baird Private Equity Partnerships	(18,584)	(127,690)
Net Cash Provided by (Used for) Financing Activities	36,174	(119,738)
Net Decrease in Cash	(82,853)	(94,359)
Cash and Cash Equivalents at Beginning of Year	135,967	230,326
Cash and Cash Equivalents at End of Year	$ 53,114	$ 135,967
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Period for-		
Interest	$ 16,341	$ 8,442
Income Taxes, Net	22,076	23,878
Non Cash Financing Transaction		
Capital Lease Obligation	$ 407	$ 414

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Changes in Subordinated Liabilities
For the Years Ended December 31, 2012 and 2011

(In Thousands)

Balance, December 31, 2010	$	254,075
Increases		254,084
Decreases		(214,790)
Balance, December 31, 2011	$	293,369
Increases		12,013
Decreases		(8,552)
Balance, December 31, 2012	$	296,830

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Financial Statements
December 31, 2012 and 2011

(In Thousands, Except Share and Per Share Amounts)

(1) Summary of Significant Accounting Policies

The consolidated financial statements include Robert W. Baird & Co. Incorporated ("RWB"), Baird Insurance Services and RWB's consolidated private equity partnerships as more fully discussed in Footnote 13 (together, the "Company"). The Company is registered as a securities broker dealer and an investment adviser with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 and the Investment Advisers Act of 1940, and is also a member of the Financial Industry Regulatory Authority ("FINRA") and various securities exchanges. The Company owns a 48% ownership interest in Baird UK Ltd., the parent company of an affiliated broker and dealer in securities located principally in London, England. The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage; investment advisory and asset management services; institutional equity and fixed income sales; research services; origination of and participation in underwritings and distribution of corporate and municipal securities issuances; municipal advisory services; merger and acquisition advisory services; private equity and venture capital investing; and market making and trading activities in equity, municipal and other fixed income securities. The Company is a wholly-owned subsidiary of Baird Financial Corporation ("BFC"), which is a wholly-owned subsidiary of Baird Holding Company ("BHC"), which is a wholly-owned subsidiary of Baird Financial Group, Inc. ("BFG" or the "Parent"), as more fully discussed below.

On August 20, 2012, a new parent company was formed in the state of Wisconsin and named "Baird Financial Group, Inc." ("BFG"). On October 1, 2012, BFG consummated an exchange whereby all associate shareholders of BHC, BFC, RWB and The Northwestern Mutual Life Insurance Company exchanged (i) all of their shares of common stock of BHC, BFC and RWB for an equal number of shares of common stock of BFG and (ii) all of their shares of Series A participating preferred stock of BHC for an equal number of shares of Series A participating preferred stock of BFG (collectively, the "Exchange Offer"). Subsequent to the Exchange Offer, BFG contributed all of the BFC and RWB shares tendered to it in the Exchange Offer downstream to BHC (the "BFG Share Contribution") and, following the BFG Share Contribution, BHC contributed all of the RWB shares owned by it downstream to BFC (the "BHC Share Contribution") in order to streamline the corporate and capital structure by having BFG own all of the capital stock of BHC; BHC own all of the capital stock of BFC; and BFC own all of the capital stock of RWB.

The following is a summary of the significant accounting policies followed by the Company in the preparation of its consolidated financial statements:

(a) Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(b) Cash and Cash Equivalents

Cash equivalents are defined as short-term investments with maturities of generally three months or less at the time of purchase.

(c) Cash Equivalent Segregated Under Federal Regulations

Cash equivalent segregated under federal regulations represents a reverse repurchase agreement segregated in a special reserve bank account for the benefit of U.S. customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

(d) Cash Held by Baird Private Equity Partnerships

Cash held by Baird Private Equity Partnerships represents cash and cash equivalents held by consolidated private equity partnerships. Such amounts are not available to fund the general liquidity needs of RWB.

(e) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company enters into short-term securities purchased under agreements to resell ("reverse repurchase agreements") and short-term securities sold under agreements to repurchase ("repurchase agreements"). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts. Interest income and interest expense related to these agreements is included in Interest and Interest Expense, respectively, on the Consolidated Statements of Income and Comprehensive Income. Interest receivable and interest payable is included within Receivables Other and Accounts Payable, Accrued Expenses and Other Liabilities, respectively, on the Consolidated Statements of Financial Condition. Amounts are recorded when earned or due. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure the market value of the underlying collateral remains sufficient, the collateral is valued daily, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when necessary.

(f) Receivables and Payables

Clients - receivables includes amounts receivable on cash and margin transactions, which are generally collateralized by securities owned by clients. When a receivable is considered to be impaired, the amount of impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. The Company has recorded a reserve related to client receivables. Payables include amounts owed to clients on cash and margin transactions.

Brokers and Dealers – include amounts receivable and payable to clearing organizations and for securities failed-to-deliver or receive.

Deposits Paid on Securities Borrowed and Deposits Received on Securities Loaned - securities borrowed and securities loaned are reported as collateral financings and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or refunded as necessary.

Notes Receivable, Net – includes loans or pay advances to newly hired associates primarily for recruiting purposes. These associate advances are generally repaid over a three to nine year period. In determining the allowance for doubtful accounts related to those advances, management considers a number of factors including: amounts due from associates, the number of terminated associates, as well as the Company's historical loss experience. This involves the use of estimates and the actual amounts may be substantially higher or lower than the recorded amounts.

Other - primarily includes receivables from affiliates. Payables to affiliates are included within Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition.

Refer to Footnote 3 for further information.

(g) Fair Value Measurements

The Company follows Accounting Standards Codification ("ASC") Topic 820, *"Fair Value Measurements."* ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy, defined by ASC Topic 820, is broken down into three levels based on the transparency of inputs as follows:

Level I — Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III — Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

The fair value of securities owned is the amount at which the security could be exchanged in an orderly transaction between market participants at the measurement date. Based on the nature of the Company's business and its role as a dealer in the securities industry, the fair values of its securities are determined internally. When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the securities are principally traded.

The Company's securities owned and securities sold, not yet purchased are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing, or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of the investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value.

Investments in corporate stocks are included within other securities in the fair value hierarchy and are primarily publicly traded with observable prices in active markets. These investments are included within Level I in the fair value hierarchy. Any corporate stock not actively traded is valued by the Company and included within Level II or Level III depending on the nature and observability of the inputs used in the valuation. Investments in U.S government and agency obligations, municipal bonds, corporate bonds, collateralized mortgage obligations and auction rate securities, which include securities backed by pools of student loans, securities issued by municipalities, and auction rate preferred securities issued by closed end mutual funds, are generally valued using quoted prices from external data providers and market participants and included within Level II of the fair value hierarchy. Valuation information provided by external data providers and market participants generally includes a derived fair value utilizing a model where inputs to the model are directly observed by the market, or can be derived principally from or corroborated by observable market data, or fair value using other financial instruments, the parameters of which can be directly observed. For certain investments where there is limited activity or less transparency around significant inputs, the investments are valued as determined by the Company utilizing available market information and included within Level III of the fair value hierarchy. Investments in partnership interests are included within other securities in the fair value hierarchy and are generally valued based on the Company's ownership percentage in the net assets of the partnership. The underlying investments of each partnership are fair valued utilizing third-party sources, independent appraisals, or by management of the partnership. In the absence of other available information, management of the partnership may value the underlying investments utilizing a market-based or income approach, which may include inputs which are both significant to the value and unobservable. These investments are classified as Level III in the fair value hierarchy.

Securities Owned by Baird Private Equity Partnerships include investments in private companies, which are consolidated as the Company has a controlling interest as a general partner or in which the Company is the primary beneficiary of a variable interest entity. In the absence of readily ascertainable market values, these investments may be valued using the market approach or the income approach, or a combination thereof. Under the market approach, fair value may be determined by reference to multiples of market-comparable companies or transactions, including earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples. Under the income approach fair value may be determined by discounting the cash flows to a single present amount using current market expectations about those future amounts. The valuation techniques require inputs that are both significant to the fair value and unobservable, and thus are included within Level III of the fair value hierarchy.

The Company employs specific control processes to determine the reasonableness of the fair value of its securities owned and securities sold, not yet purchased. The Company's processes are designed to ensure that the internally estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. Individuals outside of the trading departments perform independent pricing verification reviews. The Company has established parameters which set forth when securities are independently verified. The selection parameters are generally based on the type of security, the level of estimation of risk of a security, the materiality of the security, the age of the security in the Company's securities portfolio, and other specific facts and circumstances of the Company's securities portfolio.

Cash and cash equivalents, cash segregated under federal regulations, cash held by Baird Private Equity partnerships, deposits with clearing corporations and receivables are financial assets with carrying values that approximate fair value due to their relatively short-term nature. Money borrowed, payables, accounts payable, accrued expenses and other liabilities are financial liabilities with carrying values that approximate fair value due to their relatively short-term nature. The carrying amount of subordinated liabilities approximates fair value based on current market conditions and interest rates available to the Company for similar financial instruments. Securities either purchased or sold under agreements to resell or repurchase are carried at contractual amounts.

See Footnote 7 for further information.

(h) Off-Balance Sheet Financial Instruments

The Company enters into various transactions involving off-balance sheet financial instruments as more fully discussed in Footnote 17.

(i) Income Taxes

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's consolidated financial statements for deferred income taxes in recognition of these temporary differences as more fully disclosed in Footnote 10.

(j) Furniture, Equipment, Leasehold Improvements, and Capital Leases

Furniture, equipment, leasehold improvements, and capital leases are stated at cost less accumulated depreciation. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets, which range from three years for software and computer equipment to ten years for leasehold improvements.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized, as more fully disclosed in Footnote 4. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

(k) Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount. If the Company determines it is more likely than not that the fair value of a reporting unit is greater than the carrying amount it would not be required to perform the two-step impairment test for that reporting unit. As of December 31, 2012 and 2011 the Company determined it was more likely than not that the reporting units' fair value was greater than the carrying value as it relates to goodwill and intangible assets and therefore no impairment was identified. Intangibles with finite lives are amortized on a straight-line basis over their respective lives as more fully disclosed in Footnote 5.

(l) Revenue Recognition

i. Investment Advisory Fees - The Company recognizes investment advisory fees in the period earned and are based on the value of the clients' portfolios. The fees are recorded ratably over the period earned.

ii. Commissions and Principal Transactions, Net - Client securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis. Securities Owned and Securities Sold, Not Yet Purchased are recorded on a trade date basis. Realized and unrealized gains and losses are included within Principal Transactions, Net on the Consolidated Statements of Income and Comprehensive Income.

iii. Investment Banking and Underwriting - Investment banking and underwriting revenues are recorded at the time the transaction is completed and the related income is reasonably determinable. Investment banking and underwriting revenues include management fees and underwriting fees, net of unreimbursed expenses. Sales concessions earned in connection with the distribution of the underwritten securities are recorded on trade date.

(m) Long-term Financing

In 2012 and 2011, long-term financing represents interest expense on intercompany debt incurred related to the dividend paid in December 2011, as well as on other subordinated liabilities payable to BFC, as more fully disclosed in Footnote 9.

(n) Foreign Currency Translation

Assets and liabilities of the Company's foreign investments are generally translated at the current exchange rate, and the related revenues and expenses are translated at the average monthly exchange rates in effect. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to a separate component of Stockholders' Equity titled "Accumulated Other Comprehensive Income." These gains or losses are the only component of Accumulated Other Comprehensive Income.

(o) Commitments and Contingencies

The Company regularly enters into office space and other equipment lease arrangements, some of which are non-cancelable for the term of the lease. In addition, the Company is occasionally involved in legal and regulatory proceedings, arbitrations, underwriting commitments, private equity capital commitments and various other contingent obligations as more fully disclosed in Footnote 15.

(p) Consolidation

The consolidated financial statements include the accounts of RWB, Baird Insurance Services, and those entities in which the Company has a controlling interest as a general partner or in which the Company is the primary beneficiary of a variable interest entity ("VIE"). In evaluating whether the Company has a controlling financial interest in entities in which the Company would consolidate, the Company considers the following: (1) the Company consolidates those entities in which the Company owns a majority of the voting interests; (2) for VIEs the Company consolidates those entities in which the Company is considered the primary beneficiary because the Company (i) has the direct or indirect ability through voting rights or similar rights to make decisions about the VIE's activities that have a significant effect on its success and (ii) absorbs the majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both; and (3) for limited partnership entities that are not considered VIEs, the Company consolidates those entities if the Company is the general partner of such entities and for which no substantive kick-out rights (the rights underlying the limited partners' ability to dissolve the limited partnership or otherwise remove the general partners are collectively referred to as "kick-out" rights) or participating rights exist. All material intercompany accounts and transactions have been eliminated in consolidation. The Company's disclosures regarding partnerships and VIEs are discussed in Footnote 13.

(q) Noncontrolling Interests in Baird Private Equity Partnerships

Noncontrolling Interests in Baird Private Equity Partnerships represent the component of partnership capital in consolidated entities held by third party investors.

(r) Legal Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is possible that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is possible, and if so, the estimated range of possible loss is based on currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal proceedings in Accounts Payable, Accrued Expenses, and Other Liabilities on the Consolidated Statements of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our associates; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded in the consolidated financial statements and is recognized as either a charge, or a credit, to net income in that period. The actual costs of resolving legal proceedings may be substantially higher or lower than the recorded liability amounts for those matters.

(s) Upcoming Accounting Pronouncements

In December 2011, the FASB issued new guidance amending the existing pronouncement related to the netting of certain financial instruments and derivative instruments. This new guidance primarily expands the existing disclosure requirements to enable users of financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. Specifically, the new guidance mandates the following additional disclosures: 1) the gross amounts of assets and liabilities which are netted against each other, 2) the amounts offset to determine the net amounts presented in the statement of financial condition, 3) the net amounts presented in the statement of financial condition, 4) the amounts subject to an enforceable master netting arrangement or similar agreement which are not included in the above disclosures, and 5) the net amount after deducting the net amounts presented in the statement of financial condition from the amounts subject to an enforceable master netting arrangement or similar agreement. This update is effective for annual fiscal years beginning on or after January 1, 2013. The Company is currently evaluating the impact this guidance will have on its presentation of assets and liabilities within the Consolidated Statements of Financial Condition.

In July 2012, the FASB issued guidance which amends ASC 350 "Intangibles – Goodwill and Other." This guidance adds an optional qualitative assessment for determining whether an indefinite-lived intangible asset is impaired. If an entity concludes that it is not more likely than not that the fair value of an indefinite-lived asset is less than its carrying amount, it would not be required to calculate the fair value of the asset in that year. This guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company has elected to early adopt, which had no impact on our consolidated financial statements.

(t) Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

(2) Related-Party Transactions

Pursuant to the intercompany revenue allocation agreement in place, certain revenue is allocated between the Company and its European affiliates. During 2012 and 2011, $17.8 million and $20.6 million, respectively, of revenue subject to allocation was allocated to the Company's UK affiliate and $6.2 million and $7.9 million, respectively, was allocated to the Company's German affiliate. The Company reviews the terms of this agreement annually.

(3) Receivables and Payables

Amounts receivable from clients at December 31, 2012 and 2011, consist of the following:

	2012	2011
Receivables from Clients	$ 171,744	$ 246,547
Allowance for Doubtful Accounts	(3,921)	(4,020)
Receivables from Clients, Net	$ 167,823	$ 242,527

Amounts receivable from and payable to broker dealers and clearing organizations at December 31, 2012 and 2011, consist of the following:

	2012	2011
Securities Failed-to-Deliver	$ 16,512	$ 8,893
Receivable from Clearing Organization	-	9,491
Receivables from Brokers and Dealers	$ 16,512	$ 18,384

	2012	2011
Securities Failed-to-Receive	$ 17,183	$ 6,967
Payable to Clearing Organization	31	68
Payables to Brokers and Dealers	$ 17,214	$ 7,035

Amounts receivable from associates, including the related allowance for doubtful accounts at December 31, 2012 and 2011 consist of the following:

	2012	2011
Notes Receivable	$ 103,109	$ 101,759
Allowance for Doubtful Accounts	(12,011)	(17,573)
Notes Receivable, Net	$ 91,098	$ 84,186

Amounts receivable from and payable to affiliates at December 31, 2012 and 2011 consist of the following:

	2012	2011
Receivables from Affiliates (1)	$ 18,466	$ 14,651
Payables to Affiliates (2)	$ (4,089)	$ (6,103)

(1) Included within Receivables Other on the Consolidated Statements of Financial Condition

(2) Included within Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition

(4) Furniture, Equipment, Leasehold Improvements, and Capital Leases

Furniture, Equipment, Leasehold Improvements, and Capital Leases as of December 31, 2012 and 2011 consist of the following:

	2012	2011
Furniture and Fixtures	$ 37,761	$ 38,877
Equipment	34,732	32,571
Software	24,711	23,989
Leasehold Improvements	54,086	55,073
Capital Leases	4,984	5,300
Total Fixed Assets	156,274	155,810
Less Accumulated Depreciation	(97,277)	(102,420)
Less Accumulated Amortization	(3,901)	(3,207)
Total Accumulated	(101,178)	(105,627)
Furniture, Equipment, Leasehold Improvements and Capital Leases, Net	$ 55,096	$ 50,183

Depreciation expense for fixed assets was $11,552 and $10,987 in 2012 and 2011, respectively. Amortization expense on capital leases was $1,417 and $1,328 in 2012 and 2011, respectively.

(5) Goodwill and Intangible Assets

At December 31, 2012 and 2011 goodwill and intangible assets consist of the following:

	Useful Life	2012	2011
Finite Life Intangibles			
Client lists	5 -10 Years	$ 10,561	$ 10,561
Noncompete agreements	5 Years	240	240
		10,801	10,801
Accumulated Amortization			
Client lists		(10,187)	(9,962)
Noncompete agreements		(229)	(182)
		(10,416)	(10,144)
Net Finite Life Intangibles		385	657
Indefinite Life Intangibles			
Trade Names	N/A	9,325	9,810
Net Intangibles		9,710	10,467
Goodwill	N/A	26,267	27,602
		$ 35,977	$ 38,069

Amortization expense for the finite life intangibles was $1,805 and $1,597 in 2012 and 2011, respectively.

Estimated future amortization expense is as follows:

2013	$ 173
2014	99
2015	60
2016	31
2017	19
Thereafter	3
	$ 385

(6) Money Borrowed

(a) Bank Loans

At December 31, 2012, the Company had available a $200,000 committed unsecured credit facility. The weighted average interest rate on the line of credit during the year was 1.46%. The line of credit expires on November 27, 2013. At December 31, 2012, there were no amounts outstanding on the available line of credit.

At December 31, 2011, the Company maintained a committed unsecured credit facility as well as several uncommitted unsecured lines of credit with various banks payable on demand. The aggregate lines of credit available were $275,000. Lending under the uncommitted unsecured facilities was subject to the discretion of the bank involved. At December 31, 2011, $50,000 was outstanding, which was subsequently repaid on January 3, 2012.

(b) Book Credit Balances in Bank Accounts

The Company has $42,586 and $37,350 at December 31, 2012 and 2011, respectively, in credit balances at certain banks with which it does business. The Company does not have a right of offset regarding these balances and, as a result, they are classified as Money Borrowed on the Consolidated Statements of Financial Condition.

(7) Fair Value of Financial Instruments

The following table summarizes the fair value of Financial Instruments as of December 31, 2012:

	2012			
	Level I	Level II	Level III	Total
Securities Owned				
U.S. Government and Agency Obligations	$ -	$ 124,960	$ -	$ 124,960
Municipal Bonds	-	204,419	-	204,419
Corporate Bonds	-	87,030	-	87,030
Collateralized Mortgage Obligations	-	89,335	-	89,335
Auction Rate Securities	-	-	2,909	2,909
Other Securities	61,581	-	7,653	69,234
Total Securities Owned	$ 61,581	$ 505,744	$ 10,562	$ 577,887
Securities Owned by Baird Private Equity Partnerships	$ -	$ -	$ 519,317	$ 519,317
Securities Sold, Not Yet Purchased				
U.S. Government and Agency Obligations	$ -	$ 5,893	$ -	$ 5,893
Corporate Bonds	-	1,376	-	1,376
Other Securities	12,877	-	-	12,877
Total Securities Sold, Not Yet Purchased	$ 12,877	$ 7,269	$ -	$ 20,146

The following table summarizes the fair value of Financial Instruments as of December 31, 2011:

	2011			
	Level I	Level II	Level III	Total
Money Market Funds (included in Cash and Cash Equivalents)	$ 90,000	$ -	$ -	$ 90,000
Securities Owned				
U.S. Government and Agency Obligations	$ -	$ 209,233	$ -	$ 209,233
Municipal Bonds	-	162,745	-	162,745
Corporate Bonds	-	4,491	55,189	59,680
Collateralized Mortgage Obligations	-	11,986	1,931	13,917
Auction Rate Securities	-	-	3,975	3,975
Other Securities	40,036	-	6,287	46,323
Total Securities Owned	$ 40,036	$ 388,455	$ 67,382	$ 495,873
Securities Owned by Baird Private Equity Partnerships	$ -	$ -	$ 403,605	$ 403,605
Securities Sold, Not Yet Purchased				
U.S. Government and Agency Obligations	$ -	$ 34,016	$ -	$ 34,016
Municipal Bonds	-	3	-	3
Corporate Bonds	-	1,667	-	1,667
Other Securities	243	-	-	243
Total Securities Sold, Not Yet Purchased	$ 243	$ 35,686	$ -	$ 35,929

Other Securities consist principally of corporate stocks. The valuation of equity ownership in privately owned companies, the type of investment principally included in Securities Owned by Baird Private Equity Partnerships, requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and long-term nature of these assets. As a result, these values cannot be determined with precision and the calculated fair value estimates may not be realizable in a current sale or immediate settlement of the instruments.

The following table summarizes the change in fair values of Level III assets during 2012 and 2011:

	Corporate Bonds	Collateralized Mortgage Obligations	Auction Rate Securities	Other Securities	Securities Owned by Baird Private Equity Partnerships
Balance December 31, 2010	$ 31,653	$ 4,017	$ 52,025	$ 5,084	$ 359,217
Purchases	2,510,234	3,416	-	2	109,924
Sales / Pay-downs	(2,494,731)	(1,483)	(48,050)	(43)	(135,886)
Realized Gains/(Losses)	11,369	(4,014)	-	(728)	71,154
Unrealized Gains/(Losses)	(3,336)	(5)	-	1,972	(804)
Balance December 31, 2011	55,189	1,931	3,975	6,287	403,605
Purchases	576	-	-	26	92,486
Sales / Pay-downs	(54,330)	(1,750)	(175)	(33)	(15,044)
Transfers out of Level III	(138)	(97)	-	-	-
Realized Gains/(Losses)	(1,297)	(84)	-	19	3,700
Unrealized Gains/(Losses)	-	-	(891)	1,354	34,570
Balance December 31, 2012	$ -	$ -	$ 2,909	$ 7,653	$ 519,317
Change in Unrealized Gain/(Loss) on Securities Still Held as of December 31, 2012	$ -	$ -	$ (891)	$ (618)	$ 35,374

Transfers out of Level III during the year ended December 31, 2012, includes certain corporate bonds and collateralized mortgage obligations, due to an increase in the availability and reliability of the observable inputs utilized in the fair value. There were no transfers between Level I and Level II during the years ended December 31, 2012 and 2011, respectively. The Company's policy is to use the beginning of each respective reporting period to determine when transfers of financial instruments between levels are recognized.

All net realized and unrealized gains (losses) related to the Level III securities in the table above are recorded in the accompanying Consolidated Statements of Income and Comprehensive Income as Principal Transactions, Net.

The following table summarizes quantitative information related to the significant unobservable inputs utilized in the fair value measurements of the Level III assets as of December 31, 2012:

	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Auction Rate Securities	$ 2,909	Recent trades	Trades in inactive markets of in-portfolio securities	67% of par - 100% of par (78% of par)
Other Securities	$ 7,653	Discounted cash flow	Discount rate	14% - 16% (15%)
			Terminal multiple range	7.5 - 8.5 (8.0)
		Market comparable companies	EBITDA multiple	4.5 - 6.5 (5.5)
Securities Owned by Baird Private Equity Partnerships	$ 519,317	Market comparable companies	EBITDA multiple	3.5 - 12 (7.4)
			Revenue multiple	0.5 - 2.9 (2.7)
		Precedent transactions	N/A	N/A

For auction rate securities the significant unobservable input used in the fair value measurement relates to judgments regarding whether the level of observable trading activity is sufficient to conclude the markets are active. Where insufficient levels of trading activity are determined to exist as of the reporting date, management's assessment of how much weight to apply to trading prices in inactive markets may vary, and significantly impact the fair value measurement of auction rate securities.

For other securities and securities owned by Baird Private Equity Partnerships, where the discounted cash flow method is used, a significant increase or decrease in the discount rate or terminal multiple range in isolation could result in a significantly lower or higher fair value measurement, respectively. Where the market comparable companies approach is used a significant increase or decrease in the EBITDA or revenue multiples in isolation could result in a significantly higher or lower fair value measurement, respectively.

(8) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items.

At December 31, 2012 and 2011, the Company's net capital percentage was 91% and 73%, respectively, of aggregate debit items, and net capital, as defined, was $179,353 and $192,115, respectively, which was $175,396 and $186,869, respectively, in excess of the required minimum amount. At December 31, 2012 and 2011 net capital after anticipated withdrawals as a percentage of aggregate debits was 80% and 72%, respectively.

(9) Subordinated Liabilities

In June 2011, the Company paid off $100,000 of subordinated debt payable to BFC. This debt was replaced with a new subordinated debt agreement of $45,000 payable to BFC.

In December 2011, the Company paid a dividend, financed principally through two subordinated notes payable to BFC totaling $200,000, dated November 2011.

At December 31, 2012 and 2011, the Company had $296,830 and $293,369 of subordinated notes, including $245,000 and $245,000, respectively, payable to BFC, and $51,830 and $48,369, respectively, payable to associates, all of which are covered by agreements approved by FINRA that are available in computing adjusted net capital under the net capital rule at December 31, 2012 and 2011, respectively. Interest expense related to the BFC subordinated notes is included in Long-Term Financing on the Consolidated Statements of Income and Comprehensive Income.

The following schedule discloses the major components of subordinated debt including repayment terms:

	2012	2011
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due November 2016. Scheduled principal payments begin in February 2015.	$ 120,000	$ 120,000
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due November 2014. Scheduled principal payments begin in February 2013.	80,000	80,000
Subordinated Note, variable interest rate (7.5%, plus 3 month LIBOR), due June 2016.	45,000	45,000
	245,000	245,000
Payable to Associates	51,830	48,369
	$ 296,830	$ 293,369

Subordinated Liabilities mature as follows at December 31, 2012:

2013	$ 46,886
2014	49,191
2015	48,431
2016	131,569
2017	8,740
Thereafter	12,013
	$ 296,830

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2012 and 2011, the Company had sufficient capital that such restrictions did not apply. The right of the note holders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by FINRA.

(10) Income Taxes

(a) Uncertain Tax Positions

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is included in the consolidated income tax returns of BFG in the U.S. federal jurisdiction and various consolidated states. The Company's 2009 and 2010 Federal Income Tax Audit was completed during the year. It also files separate income tax returns in various states and local jurisdictions. The income tax returns for the years prior to 2008 are no longer subject to examination by income tax authorities, unless subsequently amended.

The Company classifies interest and penalties, if any, related to unrecognized tax benefits as a component of tax expense.

The Company's unrecognized tax benefits are analyzed and monitored to ensure they are adequate and reflective of known events. The Company does not believe there will be a material change in the balance within the subsequent 12 month period.

(b) Tax Provision

The provision for income taxes results in an effective income tax rate of 25% and 20% for 2012 and 2011, respectively, which is computed by dividing the provision for income taxes by income before provision for income taxes. The difference between the effective income tax rate and the statutory federal income tax rate of 35% is attributable primarily to the impact of consolidating the Baird private equity funds, which as partnerships do not pay income tax or recognize tax benefits. Instead, income tax is the responsibility of the partners in the partnerships, the majority of which are third parties and not the Company. Additional items impacting the effective income tax rate include state income taxes, less the federal tax impact thereon, offset by state tax refunds, excludable dividends, municipal interest income and other permanent items.

The provision for income taxes is comprised of the following:

	2012	2011
Current Tax Expense - Federal	$ 24,220	$ 19,886
Current Tax Expense - State	1,772	1,480
Deferred Tax Expense - Federal	3,796	1,478
Deferred Tax Expense - State	278	110
	$ 30,066	$ 22,954

(c) Deferred Income Tax

The major deferred tax items are as follows:

	2012	2011
Deferred Tax Assets:		
Deferred Compensation Plans	$ 17,838	$ 12,311
Accrued Expenses	9,605	10,980
Other	542	758
	27,985	24,049
Deferred Tax Liabilities:		
Margin Debt	838	1,040
Goodwill and Intangibles	5,845	6,060
Equipment and Leasehold Improvements	9,016	7,775
Foreign Unremitted Earnings	941	1,067
Flow Through Investments	2,746	2,127*
Other	268	-
	19,654	18,069
Net Deferred Tax Asset	$ 8,331	$ 5,980

*This amount was included within Other Deferred Tax Liabilities in 2011.

No valuation allowance is required as management believes it is more-likely-than-not that the deferred tax assets are realizable.

(11) Stockholders' Equity

During 2012 and 2011, the following share transactions took place:

	Shares of Common Stock; $1 Stated Value	Shares of Common Treasury Stock
Balance, December 31, 2010	26,374,422	108,510
Sales of Common Stock	9,203	-
Exercise of Options	30,413	(123,283)
Conversion of Restricted Stock Units	-	(34,410)
Sales of Treasury Stock	-	(174,947)
Purchases of Treasury Stock	-	361,032
Balance, December 31, 2011	26,414,038	136,902
Sales of Common Stock	14,807	-
Exercise of Options	30,793	(138,902)
Conversion of Restricted Stock Units	41,936	(37,108)
Sales of Treasury Stock	-	(211,901)
Purchases of Treasury Stock	-	298,095
Balance, December 31, 2012	26,501,574	47,086

The Company has authorized 72,450,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2012 or 2011. The shares of the Company are subject to strict transfer restrictions.

On May 18, 2011 the Company adopted the Baird Shareholder Protection Plan ("BSPP"). The BSPP provides for certain contingent premium participation rights or share purchase rights to certain qualified former associate shareholders if there is a change in control as defined in the BSPP. The BSPP also requires a supermajority vote of the Company's Board of Directors and associate shareholders to approve any future sale of the Company. As a result, current associate shareholders may be diluted upon any future potential sale or initial public offering of the Company.

On December 2, 2011 the Company declared a dividend of $7.50 per share of common stock. This dividend was paid to shareholders of record as of December 16, 2011. The total dividend paid to common shareholders was $200,172.

(12) Associate Compensation and Retirement Plans

(a) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and Savings Plan. The plan complies with Section 401(k) of the Internal Revenue Code. The Company matches 100% of the first two thousand dollars contributed by each eligible participant annually. The Company's 401(k) match expense was $4,341 and $4,073 in 2012 and 2011, respectively. Employer profit sharing contributions are made annually at the discretion of the Company's Board of Directors. The Company's profit sharing expense was $9,234 and $8,250 in 2012 and 2011, respectively, and is included within Associate Compensation and Benefits in the Consolidated Statements of Income and Comprehensive Income.

(b) Non-Qualified Compensation

The Company has three non-qualified compensation plans, entitled the Baird Capital Participation Plan ("BCPP"), the Financial Advisors Deferred Compensation Plan ("FADCP") and the Baird Long Term Incentive Plan ("LTIP"). The BCPP no longer grants awards and all balances in the Plan are fully vested. For services performed, the FADCP and LTIP grant awards to certain associates. The awards, which vest after seven years, are expensed at the date of grant as no future services are required, subject to continued employment. The Company has established an allowance for unvested award forfeitures. In determining the allowance, management considers the Company's historical forfeiture experience which involves the use of estimates. The actual amounts may be substantially higher or lower than the recorded amounts. Associates have the ability to allocate their awards among several investment options.

Certain BCPP participants own restricted stock units ("RSUs"). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into BFG common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by the Company on its common stock. The RSUs become payable in full upon a change in control, as defined in the plan. The RSUs and shares issued on conversion of the RSUs are subject to strict transfer restrictions. In connection with the Exchange Offer, the company amended the plan to provide certain BCPP participants that own RSUs with the right to acquire shares of BFG common stock in place of RWB common stock.

A summary of the activity relating to the RSUs in 2012 and 2011 is as follows:

	Shares
Outstanding, December 31, 2010	279,168
Conversion to Common Stock	(34,410)
Outstanding, December 31, 2011	244,758
Conversion to Common Stock	(79,044)
Transferred to BFG	(165,714)
Outstanding, December 31, 2012	-

As of the date of the Exchange Offer, all remaining RSUs were transferred to BFG. There are no RSUs outstanding as of December 31, 2012.

(c) Incentive Stock Option Plans

The Company has established the Robert W. Baird & Co. Incorporated 1997 Incentive Stock Option Plan (the "Incentive Plan") for selected associates. The maximum number of stock options that may be granted under the Incentive Plan is 50% of the shares authorized for issuance to Company associates. The Incentive Plan does not require or set forth any specific vesting periods for the stock options, leaving the vesting provisions of individual option grants up to the discretion of the stock option committee of the Company's Board of Directors. The stock option exercise price per share under the Incentive Plan may not be less than 100% of the fair market value of the Company's stock on the date the option is granted.

The term of each stock option granted under the Incentive Plan shall generally be 10 years. The stock options immediately vest and become exercisable upon a change in control, as defined in the Incentive Plan of the Parent or of the Company. The stock options and shares issued upon exercise of the stock options are subject to strict transfer restrictions.

The Company did not grant stock options in 2012 or 2011, therefore no stock-based associate compensation cost is reflected in Net Income.

Stock option activity during 2012 and 2011 was as follows:

	Baird Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding, December 31, 2010	313,020	17.63	2.3
Exercised	(289,520)	17.29	
Forfeited	(17,500)	21.38	
Outstanding, December 31, 2011	6,000	22.94	4.0
Exercised	(2,000)	22.94	
Forfeited	(4,000)	22.94	
Outstanding, December 31, 2012	-	-	
Exercisable at December 31, 2011	6,000	22.94	4.0
Exercisable at December 31, 2012	-	-	

Cash received from the exercise of stock options for the years ended December 31, 2012 and 2011 was $46 and $4,462, respectively. The tax benefit realized for the tax deductions from stock option exercises was $27 and $406 for the years ended December 31, 2012 and 2011, respectively, and is recorded in Additional Paid-In Capital on the Consolidated Statements of Financial Condition.

(13) Partnership Consolidation

The following table presents information about the carrying value of the assets, liabilities and equity of the partnerships which are consolidated and included within the Consolidated Statements of Financial Condition. The noncontrolling interests presented in this table represent the portion of net assets not owned by the Company.

	2012	2011
Assets:		
Cash Held by Baird Private Equity Partnerships	$ 16,955	$ 1,013
Receivables, Other	681	3,775
Intercompany Receivable	700	-
Securities Owned by Baird Private Equity Partnerships, at Fair Value	519,317	403,605
Other Assets	8,101	9,058
Total Assets	$ 545,754	$ 417,451
Liabilities and Partners' Equity:		
Accounts Payable, Accrued Expenses and Other Liabilities	$ 17,340	$ 8,718
Intercompany Payable	-	182
Total Liabilities	17,340	8,900
Partners' Equity Attributable to the Company	7,348	5,281
Partners' Equity Attributable to Noncontrolling Interests in Baird Private Equity Partnerships	521,066	403,270
Total Equity	528,414	408,551
Total Liabilities and Partners' Equity	$ 545,754	$ 417,451

The following table presents information about the net income of the partnerships which are consolidated and included in the Consolidated Statements of Income and Comprehensive Income. The noncontrolling interests presented in this table represent the portion of the net income which are not the Company's.

	2012	2011
Other Revenues:		
Change in Unrealized Gain (Loss) on Investments, Net	$ 34,570	$ (779)
Realized Gain, Net	8,713	71,965
Other	13,501	1,348
Total Other Revenues	56,784	72,534
Interest Expense	232	343
Net Revenues	56,552	72,191
Expenses:		
Professional Services	11,671	15,811
Other Operating Expenses	1,401	1,262
Total Expenses	13,072	17,073
Net Income Including Noncontrolling Interests in Baird Private Equity Partnerships	43,480	55,118
Net Income Attributable to Noncontrolling Interests in Baird Private Equity Partnerships	41,687	54,521
Net Income Attributable to the Company	$ 1,793	$ 597

Certain Baird Private Equity Partnerships are not consolidated pursuant to the accounting rules previously mentioned under the consolidation footnote. Net assets of the partnerships not consolidated were $96 million and $68 million at December 31, 2012 and 2011, respectively. These partnerships were determined to be Variable Interest Entities (VIEs) and the general partner (an affiliate) was determined not to be the primary beneficiary. The general partner ownership interest in these partnerships was 0.2% at December 31, 2012 and 2011.

The Company serves as a general partner or limited partner in various partnerships. The Company has committed a total of $31,600, in amounts generally ranging from $300 to $18,500, in 10 different private equity partnerships. As of December 31, 2012, we have invested $27,303 of committed amounts.

(14) Baird UK Ltd.

The Company reports the results of its investment in Baird UK Ltd. using the equity method of accounting. At December 31, 2012 and 2011, the Company's investment in Baird UK Ltd. was $25,321 and $21,652, respectively, and is included in Other Assets on the Consolidated Statements of Financial Condition. The Company's gain on this investment is included in the Equity in Gain of Affiliate on the Consolidated Statements of Income and Comprehensive Income.

(15) Commitments and Contingencies

(a) Leases

The Company occupies office space and leases equipment under cancelable and non-cancelable operating lease arrangements. These lease arrangements include escalating clauses which are recognized on a straight-line basis over the life of the lease. Capital leases consist of computers, servers and other computer related items. Future minimum lease payments are as follows:

Calendar Year	Capital	Operating	Total
2013	795	24,084	24,879
2014	287	23,268	23,555
2015	118	20,902	21,020
2016	31	18,701	18,732
2017	-	11,054	11,054
Thereafter	-	36,177	36,177
	1,231	$ 134,186	$ 135,417
Less amounts representing interest	(51)		
Present value of minimum lease payments	$ 1,180		

Total rental expense on operating leases was $25,725 and $23,559 during 2012 and 2011, respectively.

The capital lease obligation was $1,180 and $2,177 at December 31, 2012 and 2011, respectively, and is recorded in Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition.

(b) Letters of Credit

The Company has obtained letters of credit of $25,000 as of December 31, 2012 and 2011, secured by client securities held in margin accounts. The Company utilized $10,041 and $13,921 to meet margin requirements of a clearing corporation as of December 31, 2012 and 2011, respectively.

(c) Other

The Company is involved in legal actions from time to time that are incidental to its securities business, including without limitation, client complaints and arbitrations, employment related disputes, regulatory investigations and proceedings, securities class action claims arising from underwriting activity, and claims brought against the Company in connection with its recruitment of associates from other firms. The Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company. As of December 31, 2012 and 2011 the estimated aggregate range of possible loss in excess of the reserve for these matters is from $0 to an amount up to $28 million and $0 to an amount up to $21 million, respectively.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open as of December 31, 2012 and 2011 were not material.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded on the Consolidated Statements of Financial Condition for these arrangements.

(16) Transfers of Financial Assets

The Company receives and delivers collateral in connection with its broker and dealer activities. Under many agreements, the Company is permitted to repledge securities held as collateral. At December 31, 2012 and 2011 the fair value of securities accepted as collateral was $902,229 and $835,268, respectively.

(17) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is not reflected in the accompanying Consolidated Statements of Financial Condition.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include TBA mortgage-backed securities, as well as securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. The credit risk for TBAs, options, and when-issued securities is limited to the unrealized fair valuation gains and losses recorded in the Consolidated Statements of Financial Condition. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

In addition, the Company has sold securities that it does not currently own (securities sold, not yet purchased) and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statements of Financial Condition at December 31, 2012 and 2011, at fair values of the related securities and will incur a loss if the fair value of the securities increases.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the clients to deposit additional collateral or to reduce positions when necessary.

In conjunction with certain borrowing transactions, the Company's client financing and securities settlement activities require the Company to pledge certain securities. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes monitoring limits for such activities and monitors them on a daily basis.

The Company may use financial futures and options to manage market risk related to trading securities. The Company did not have open futures or options positions as of December 31, 2012 and 2011. The Company had minimal gains and losses on these transactions included in Principal Transactions, Net on the Consolidated Statements of Income and Comprehensive Income.

(18) Federal Deposit Insurance Corporation

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

(19) Subsequent Events

The Company evaluated its December 31, 2012 financial statements for subsequent events through February 22, 2013, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition of disclosure in the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED — as of 12/31/12

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 295,669,105	3480
2. Deduct: Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			295,669,105	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			296,830,312	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 592,499,417	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 362,290,710 [3540]		
1. Additional charges for customers' and non-customers' security accounts		183,737 [3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver:		11,774 [3570]		
1. number of items	29 [3450]			
C. Aged short security differences-less reserve of	$ [3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]		
F. Other deductions and/or charges		13,258,398 [3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			(375,744,619)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 216,754,798	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		$ [3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		7,025,048 [3690]		
3. State and municipal government obligations		11,048,577 [3700]		
4. Corporate obligations		10,033,352 [3710]		
5. Stocks and warrants		9,223,832 [3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		12,500 [3734]		
D. Undue concentration		58,063 [3650]		
E. Other (List)		[3736]	(37,401,372)	3740
10. Net Capital			$ 179,353,426	3750

OMIT PENNIES

Note: Refer to Page 3 of 3 for reconciliation with the Company's computation (included in Part II of form X-17A-5 as of December 31, 2012).
Note: Refer to Page 3 of 3 for summary of non-allowable assets from the Statement of Financial Condition.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED

as of 12/31/12

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)		$	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	[3758]
13. Net capital requirement (greater of line 11 or 12)		$	[3760]
14. Excess net capital (line 10 less 13)		$	[3770]
15. Net capital less greater of 10% of line 19 or 120% of line 12		$	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	[3790]
17. Add:			
A. Drafts for immediate credit	$ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
C. Other unrecorded amounts (List)	$ [3820]	$	[3830]
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))		$	[3838]
19. Total aggregate indebtedness		$	[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		%	[3850]
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)		%	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3,957,431	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	1,384,702	[3880]
24. Net capital requirement (greater of line 22 or 23)	$	3,957,431	[3760]
25. Excess net capital (line 10 less 24)	$	175,395,995	[3910]
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 18 page 8)	%	90.64	[3851]
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	80.05	[3854]
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	169,459,847	[3920]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	22.25	[3860]
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		[3852]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

10/85

Note: Refer to Page 3 of 3 from reconciliation with the Company's computation (included in Part II of form X-17A-5 as of December 31, 2012).

FINANCIAL AND OPERATIONAL COMBINED UNFORMED SINGLE REPORT
PART II

BROKER OR DEALER	
ROBERT W. BAIRD & CO. INCORPORATED	As of 12/31/12

(In Thousands)

Reconciliation of Company's X-17A-5 audited financial statement with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2012

Total liabilities, as reported in the Company's (audited) financial statement	$ 1,880,982
Deferred tax asset & liability gross up	-
Noncontrolling interests in Baird Private Equity Partnerships	521,066
Total liabilities, as reported in the Company's Part II Focus Report	$ 2,402,048
Total stockholders' equity, as reported in the Company's (audited) financial statement	$ 816,735
Noncontrolling interests in Baird Private Equity Partnerships	(521,066)
Total stockholders' equity, as reported in the Company's Part II Focus Report	$ 295,669

Non-allowable assets from the Statement of Financial Condition

Furniture, Equipment, and Leasehold Improvements	$ 55,096
Securities Owned Not Readily Marketable	65,764
Due from Affiliates and Subsidiaries	51,347
Associate notes, net	91,098
Deferred taxes and tax receivable	8,331
Receivables and prepaid expenses	45,984
Goodwill and intangibles	35,977
Other	8,694
Total	$ 362,291

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED — as of 12/31/12

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 152,058,822	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	52,626,392	4350		
3. Monies payable against customers' securities loaned (see Note C)	54,559,949	4360		
4. Customers' securities failed to receive (see Note D)	2,176,810	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	3,484,279	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	975,395	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	113	4420		
10. Other (List)	183,737	4425		
11. TOTAL CREDITS			$ 266,065,497	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 167,677,489	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	6,728,274	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	13,425,285	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	10,040,525	4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$ 197,871,573	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			(5,936,147)	4471
20. ** TOTAL 15c3-3 DEBITS			191,935,426	4472

RESERVE COMPUTATION

21. Excess of total debits over total credits (line 20 less line 11)	$ 0	4480
22. Excess of total credits over total debits (line 11 less line 20)	74,130,071	4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	110,000,000	4510
25. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities	4,000,000	4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities	$ 114,000,000	4530
27. Date of deposit (MMDDYY)	01/14/13	4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ______ [4332] Weekly X [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2012 unaudited FOCUS Part II report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED as of 12/31/12

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:
   A. (k) (1)-Limited business (mutual funds and/or variable annuities only) .... $ ______ [4550]
   B. (k) (2)(i)-"Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]
   C. (k) (2)(ii)-All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
   ______ [4335] ______ [4570]
   D. (k) (3)-Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ ______ [4586]
   A. Number of items .... ______ [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D .... ______ [4588]
   A. Number of items .... $ ______ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ... Yes X [4584] No ______ [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2012 unaudited FOCUS Part II report.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Grant Thornton LLP
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Board of Directors
Robert W. Baird & Co., Incorporated

In planning and performing our audit of the consolidated financial statements of Robert W. Baird & Co., Incorporated (a Wisconsin corporation) and its consolidated private equity partnerships ("Baird Private Equity Partnerships") (collectively, the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be

Grant Thornton

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 22, 2013